Exhibit 99.1

Foresight Announces Third Quarter 2022 Financial Results

NESS ZIONA, Israel — November 25, 2022 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), today reported financial results for the third quarter of 2022. Foresight ended the first nine months of 2022 with revenues of $451,000 and with $30.3 million in cash, cash equivalents, restricted cash and short-term deposits.

The Company reported a U.S. Generally Accepted Accounting Principles (“GAAP”) net loss of $5.7 million and a non-GAAP net loss of $5.3 million for the third quarter of 2022, compared to a GAAP net loss of $3.8 million and a non-GAAP net loss of $3.4 million for the third quarter of 2021, reflecting an increase of 50% and 56%, respectively.

Third Quarter and Recent Corporate Highlights:

●	Foresight Signs Commercial Agreement With SUNWAY-AI for up to $51M: The agreement with SUNWAY-AI Technology Co., Ltd. (“SUNWAY”), a global Chinese manufacturer of components for autonomous and unmanned intelligent vehicles, is a joint program for the development and supply of obstacle detection systems and cloud gateway for driverless airport vehicles, as well as for advanced driver assistance systems (ADAS) for airport ground support vehicles using Foresight’s QuadSight® technology.

●	Eye-Net Signs Commercial Agreement with MaaS and Payment Application Pango: In September 2022, Eye-Net Mobile Ltd. (“Eye-Net”) signed a five-year commercial cooperation agreement with Pango Pay & Go Ltd. (“Pango”), a developer of the leading mobility-as-a-service (MaaS) parking, vehicle, road services and payment application to potentially protect the lives of three million road users in Israel. Pango will also serve as Eye-Net’s distributor in Israel.

●	Foresight Collaborates with Leading American EV Manufacturer to Enhance Existing ADAS Systems: In September 2022, Foresight signed a paid joint proof of concept (POC) project with a leading American manufacturer of electric vehicles (EVs). The POC project will consist of the technological evaluation and testing of predefined scenarios, through which Foresight intends to demonstrate its ability to create 3D stereo perception with software only.

●	Foresight Enters MOU with Research Institute in Shandong Province, China: In July 2022, Foresight signed a memorandum of understanding (MOU) with Shandong Industry Research Information and Artificial Intelligence Integration Research Institute Co., Ltd (“Shandong Research Institute”), a professional research institute wholly owned by Shandong Industrial Technology Research Institute, and Beidou Jingzong Technology, a company mainly engaged in the research of high-precision seamless positioning, real-time accurate regeneration of scene targets, and control of scene target position. According to the MOU, the parties will develop an obstacle detection system and all-weather, high-precision positioning for unmanned vehicles based on multi-sensor fusion.

“We believe that the global market continues to validate the strength and innovation of Foresight’s technology offering,” stated Haim Siboni, Foresight’s chief executive officer. “We recently announced the signing of a commercial agreement with SUNWAY in China, which may yield up to $51 million in revenue over a four-year period. This is the most significant accomplishment to date following a consistent pattern of key business developments.”

“Building off of our strategy of establishing joint agreements with leading Tier One manufacturers in multiple global regions, we announced a joint POC project during the third quarter of 2022 with a leading American manufacturer of electric vehicles. We also expanded our presence in the Chinese market through the signing of an MOU with a research institute in Shandong Province. Together with Shandong Research Institute, Foresight will develop an obstacle detection and high-precision positioning system for unmanned vehicles. Following these developments, Foresight will be in a strong position to grow and expand its efforts in some of the world’s most important manufacturing markets.”

“The third quarter of 2022 also saw an important breakthrough for Foresight’s wholly owned subsidiary, Eye-Net. In September 2022, Eye-Net announced the signing of a five-year commercial cooperation agreement with Pango, the developer of Israel’s leading mobility-as-a-service (MaaS) parking, vehicle, road services and payment application. This agreement will see the two companies integrate Eye-Net Protect products into Pango’s app as a software development kit, potentially protecting Pango’s 3 million users by alerting both drivers and other road users about potential oncoming collisions. This cooperation could potentially protect the lives of millions of road users, changing the paradigm of road safety in Israel and demonstrating the potential value of this solution for other regions throughout the world.”

Third Quarter 2022 Financial Results

●	Revenues for the three months ended September 30, 2022, amounted to $203,000, compared to $40,000 for the three months ended September 30, 2021. The revenues were generated primarily from a successful completion of the second milestone of the POC project with a leading Tier One supplier in the amount of $65,000, and from the successful completion of the second milestone of a POC project with a leading Tier One supplier in the amount of $120,000.

●	Research and development (R&D) expenses, net for the three months ended September 30, 2022, were $3,001,000, compared to $2,428,000 for the three months ended September 30, 2021. The increase is mainly attributed to an increase in payroll and related expenses in the amount of $377,000. R&D expenses in the third quarter of 2022 were offset by the participation from the European Horizon 2020 program in the amount of $75,000.

●	Sales and marketing (S&M) expenses for the three months ended September 30, 2022 were $530,000, compared to $333,000 for the three months ended September 30, 2021. The increase is mainly attributed to an increase in payroll and related expenses in the amount of $130,000 and an increase in exhibitions, conventions, and travel expenses in the amount of $27,000.

●	General and administrative (G&A) expenses for the three months ended September 30, 2022, were $877,000, compared to $975,000 for the three months ended September 30, 2021. The decrease is mainly attributed to a decrease in stock-based compensation awarded to employees, directors, and consultants in the amount of $77,000.

●	Finance expenses, net for the three months ended September 30, 2022, were $1,420,000, compared to finance expenses, net of $54,000 for the three months ended September 30, 2021. Finance expenses, net for the three months ended September 30, 2022, consisted of the revaluation of the Company’s investment in Rail Vision Ltd. to its fair value in the amount of $686,000 and by exchange rate differences in the amount of $956,000, offset by interest income and other income in the amount of $222,000.

●	GAAP net loss for the three months ended September 30, 2022, was $5,716,000, or $0.02 per ordinary share, compared to a GAAP net loss of $3,785,000, or $0.01 per ordinary share, for the three months ended September 30, 2021.

●	Non-GAAP net loss for the three months ended September 30, 2022, was $5,283,000, or $0.02 per ordinary share, compared to a non-GAAP net loss of $3,406,000, or $0.01 per ordinary share, in the same quarter last year. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release.

Balance Sheet Highlights

●	Cash, restricted cash, and short-term deposits totaled $30.3 million as of September 30, 2022, compared to $45.7 million as of December 31, 2021.

●	GAAP shareholders’ equity totaled $32.2 million as of September 30, 2022, compared to $48.6 million as of December 31, 2021. The decrease is mainly attributed to the net loss for the period.

●	The Company maintains an at-the-market facility pursuant to the sales agreement it executed in January 22, 2021. The Company has not utilized any sales under such facility since the second quarter of 2021.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with (GAAP), the Company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its collaborations with strategic partners, the potential revenue to be derived from its strategic partnerships, that it is in a strong position to grow and expand its efforts in some of the world’s most important manufacturing markets, its strategy of establishing joint agreements with leading manufacturers, the development of its products and solutions, its ability to grow and expand its efforts in different manufacturing markets, the integration of its solutions into the Pango app and the potential benefits to be derived from such integration, the potential of its products to protect the lives of road users, its ability to create, the ability of our solutions to improve driving safety by enabling highly accurate and reliable threat detection. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of September 30, 2022	As of September 30, 2021	As of December 31, 2021
ASSETS

Current assets:
Cash and cash equivalents	$12,435	$32,268	$28,073
Restricted cash	101	60	115
Short-term deposits	17,742	16,724	17,513
Marketable equity securities	3	17	12
Other current receivables	1,000	675	660
Total current assets	31,281	49,744	46,373

Non-current assets:
Operating lease right of use asset	2,278	1,867	2,594
Investment in equity securities	-	4,011	4,011
Marketable equity securities	1,536	-	-
Fixed assets, net	625	426	503
	4,439	6,304	7,108
Total assets	$35,720	$56,048	$53,481

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$228	$278	$253
Operating lease liability	537	430	587
Other accounts payables	1,230	1,904	1,865
Total current liabilities	1,995	2,612	2,705

Non-current liabilities:
Operating lease liability	1,565	1,499	2,143

Total liabilities	3,560	4,111	4,848

Shareholders’ equity:

Common stock of no par value;	-	-	-
Additional paid-in capital	129,417	127,834	128,209
Accumulated deficit	(97,660)	(76,078)	(79,804)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	31,757	51,756	48,405
Non-controlling interest	403	181	228
Total equity	32,160	51,937	48,633

Total liabilities and shareholders’ equity	$35,720	$56,048	$53,481

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Revenues	451	40	203	40

Cost of revenues	(208)	(35)	(91)	(35)

Gross Profit	243	5	112	5

Research and development expenses, net	(8,499)	(7,523)	(3,001)	(2,428)

Sales and marketing	(1,759)	(1,318)	(530)	(333)

General and administrative	(2,902)	(2,993)	(877)	(975)

Operating loss	(12,917)	(11,829)	(4,296)	(3,731)

Finance income (expenses), net	(4,939)	519	(1,420)	(54)

Net loss	(17,856)	(11,310)	(5,716)	(3,785)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021

Net cash used in operating activities
Loss for the Period	(17,856)	(11,310)	(5,716)	(3,785)

Adjustments to reconcile loss to net cash used in operating activities:	4,753	2,335	720	573

Net cash used in operating activities	(13,103)	(8,975)	(4,996)	(3,212)

Cash Flows from Investing Activities
Changes in short-term deposits	(230)	(11,558)	(7,238)	11,738
Investment in marketable securities	(1,001)	-	-	-
Purchase of fixed assets	(282)	(118)	(33)	(56)

Net cash provided by (used in) investing activities	(1,513)	(11,676)	(7,271)	11,682

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	-	13,508	-	-
Proceeds from exercise of warrants	-	595	-	-
Proceeds from exercise of options	-	57	-	-

Net cash provided by financing activities	-	14,160	-	-

Effect of exchange rate changes on cash and cash equivalents	(1,036)	47	(323)	(25)

Increase (decrease) in cash, cash equivalents and restricted cash	(15,652)	(6,444)	(12,590)	8,445
Cash, cash equivalents and restricted cash at the beginning of the period	28,188	38,772	25,126	23,883

Cash, cash equivalents and restricted cash at the end of the period	12,536	32,328	12,536	32,328

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Adjustments to reconcile loss to net cash used in operating activities:
Share-based payment	1,383	2,042	433	379
Depreciation	161	119	55	38
Revaluation of securities	3,485	25	689	(6)
exchange rate changes on cash and cash equivalents	1,036	(47)	323	25

Changes in assets and liabilities:
Increase in other receivables	(340)	(274)	(427)	(151)
Increase (decrease) in trade payables	(25)	(113)	(23)	58
Changes in operating lease liability	(312)	(107)	(20)	15
Increase (decrease) in other accounts payable	(635)	690	(310)	215
Adjustments to reconcile loss to net cash used in operating activities	4,753	2,335	720	573

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Supplemental cash flow information
Operating leases
Cash payments for operating leases	$408	$334	$138	$115
Non-cash activity
New operating lease assets obtained in exchange for operating lease liabilities	-	$1,010	-	$38

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
GAAP operating loss	(12,917)	(11,829)	(4,296)	(3,731)
Share-based Payment in cost of revenues	17	-	9	-
Share-based Payment in research and development	696	917	234	242
Share-based Payment in sales and marketing	163	145	34	(85)
Share-based Payment in general and administrative	507	980	156	222
Non-GAAP operating loss	(11,534)	(9,787)	(3,863)	(3,352)

GAAP net loss	(17,856)	(11,310)	(5,716)	(3,785)
Share-based Payment expenses	1,383	2,042	433	379
Non-GAAP net loss	(16,473)	(9,268)	(5,283)	(3,406)